Exhibit 99.2

Hyliion and Tortoise Acquisition Corp. Conference Call

Participants:

●	Thomas Healy, founder and CEO of Hyliion
●	Greg Van de Vere, CFO of Hyliion
●	Vince Cubbage, CEO and chairman of Tortoise Acquisition Corp.
●	Stephen Pang, CFO and director of Tortoise Acquisition Corp.

Presentation

Operator

Welcome to the Hyliion and Tortoise Acquisition Corp. pre-recorded business combination conference call. I will now introduce the call’s first speaker, Greg Van de Vere, chief financial officer of Hyliion. Thank you.

Greg Van de Vere

Thank you all for joining us this morning as we announce this transaction. Joining me on the conference call is Thomas Healy, founder and CEO of Hyliion, Vince Cubbage, CEO and chairman of Tortoise Acquisition Corp. and Stephen Pang, CFO and director of Tortoise Acquisition Corp.

I would like to first remind everyone that this call may contain forward-looking statements including, but not limited to, Hyliion and Tortoise Acquisition Corp.’s expectations or predictions of financial and business performance and conditions, competitive and industry outlook and the timing and completion of the transaction. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions and they are not guarantees of performance. I encourage you to read the press release issued today, the accompanying presentation and Tortoise Acquisition Corp.’s filings with the SEC for a discussion of the risks that can affect the business combination, our business and the business of the combined company after completion of the proposed business combination.

Tortoise Acquisition Corp. and Hyliion are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

I’d now like to introduce Vince.

Vince Cubbage

Good morning everyone. I am Vince Cubbage, CEO of Tortoise Acquisition Corp and thank you for joining us. We are very excited to be announcing this merger.

Since we began our search 15 months ago, we have evaluated more than 200 companies looking for the ideal opportunity where our expertise and capital could be the catalyst needed to unlock the full potential of a high-growth business. We believe we have found that opportunity with Hyliion and are looking forward to helping them deploy their sustainable, electrified trucking solutions to significantly reduce emissions and contribute to a cleaner energy future.

Hyliion is a high-growth, technology-based company that is developing realistic and feasible solutions for the electrification of Class 8 trucks. We believe this company is exceptional - with a market-disruptive strategy, transformational product technology, and a remarkable founder and CEO who has brought together all of the essential elements to make this business a success.

Customers are eager to adopt Hyliion’s solutions. Agility – a leading global logistics company – placed a significant binding pre-order for Hyliion’s fully-electric powertrain solution before this truck was even publicly announced. Agility then followed that up by being one of our largest new money equity investors in the upsized $325 million PIPE offering that will be completed in conjunction with this transaction.

We have structured this merger for success. First, we are fully funding the business plan – we do not expect the company to need any further capital – from finalizing development to transitioning into mass production. Second, there are no selling shareholders. All of our capital will remain in the business - creating terrific alignment. Third, our investors are buying in at what we believe to be an extremely compelling valuation relative to comparable transactions that have been recently completed. And finally, we believe the significant capital we are bringing to Hyliion will unlock the full intrinsic value of Hyliion’s business, accelerate its growth and the company to capture a meaningful share of a large market that is eager to move in a new direction.

We will review the details of the transaction at the end of the call, but for now, I want to introduce Hyliion’s founder and CEO, Thomas Healy. Thomas?

Thomas Healy

Thank you, Vince. This is a really exciting opportunity for the Hyliion team as we pursue the path to decarbonizing the commercial trucking industry.

I initially set out to bring the advantages of electric powertrain technology to Class 8 vehicles, so that we could revolutionize trucking. It is really exciting to be one step closer to bringing that vision into reality.

In partnership with Tortoise Acquisition Corp., we’re not just receiving the capital needed to fully fund our business plan. We are gaining a valuable partner that has a depth of experience in the low carbon energy sector. Being public will allow us to further accelerate the adoption of our technology, expand our robust network of industry partners and cement our standing in the industry.

A few things that are unique about our solutions. Hyliion offers a hybrid powertrain solution that is already shipping today, and is developing a fully electric powertrain solution that will be capable of achieving a net carbon negative emissions footprint. By offering clean and efficient powertrains that are positive for the environment, we can influence significant reductions in global emissions from commercial transportation.

Hyliion has designed solutions that are OEM-truck agnostic and offer fleets what we believe to be the lowest cost of ownership compared to other solutions on the road. We are leveraging existing fueling infrastructure to help fleets quickly reduce shipment costs, which improves their profitability—all while reducing emissions. Our approach has been to establish smart partnerships with leaders in the industry like Dana and Penske who will help us accelerate the deployment of our products.

What I am most excited about is that we are building a solution that meets the critical needs of today’s commercial fleets. We talk to customers every day who know that electrification is coming to the industry but are concerned about finding cost-effective and practical solutions for their business. Fleet managers want solutions that are available near-term and are going to help them with this transition, without completely overhauling their fleet operations.

By offering low cost and emission reducing solutions that are available today, I truly believe we can bring meaningful innovation to the space.

Now back to Greg.

Greg Van de Vere

Thanks Thomas.

Hyliion is well positioned to drive significant financial results for our shareholders. We are currently shipping small volumes of our hybrid powertrain solution to fleets so they can experience the benefits of our technology and immediately reduce their fuel costs and GHG emissions. We have over 2 million road miles to date on our hybrid solution.

Our fully electric powertrain is in advanced development and we expect to deliver demonstration vehicles to our launch partner and other fleets in the second half of 2021 with full commercial production and delivery of those systems in 2022.

We expect to see revenue from approximately $340 million in 2022 to more than $2 billion in 2024. We expect to deliver thousands of units for both hybrid and full electric systems by 2022. International deliveries are expected to be part of that delivery in the 2023 - 2024 timeframe.

Given the high value adding nature of our solutions, we expect to generate gross margins of approximately 35% by 2024 and EBITDA margins of approximately 29% in that same period.

We have a capital efficient business model and an outsourced manufacturing strategy, so we do not expect to spend large amounts of capital on manufacturing infrastructure, and given that our solutions utilize existing refueling infrastructure, we do not expect to need to invest in those areas either.

I will now turn it over to Stephen to share the details of the transaction.

Stephen Pang

Thank you, Greg. The pro forma enterprise value of the transaction is estimated to be $1.1 billion at closing. The company will receive $560 million of proceeds from the upsized $325 million PIPE along with cash held in trust assuming no public shareholders of Tortoise Acquisition Corp. exercise their redemption rights. Along with a diverse set of high quality new institutional investors, our FPA partner CIBC, together with funds of Tortoise Capital and certain related parties, contributed approximately $25 million as part of the financing.

These funds will be used to accelerate product commercialization, product production, and operational growth and for general corporate purposes. The board of directors of both Tortoise Acquisition Corp. and Hyliion unanimously approved the transaction. Completion of the proposed transaction is subject to customary closing conditions and is expected to be completed around the end of the third quarter of 2020.

And we’ll have Thomas close us out.

Thomas Healy

Thanks Stephen. We look forward to having you join us as we continue this exciting journey.

That concludes our call today. Thank you to everyone for joining.

###

4